LETTER AGREEMENT

GW&K Intermediate Municipal Bond Fund

Subadvisory Agreement

March 23, 2009

Gannett Welsh & Kotler, LLC

222 Berkeley Street

Boston, Massachusetts 02116

Attn: Compliance Officer

Re:	Subadvisory Agreement between Managers Investment Group LLC
and Gannett Welsh & Kotler, LLC, dated as of November 10, 2008

Ladies and Gentlemen:

Pursuant to Section 1(c) of the Subadvisory Agreement between Managers Investment Group LLC (the “Adviser”) and Gannett Welsh & Kotler, LLC (the “Subadvisor”), dated November 10, 2008 (the “Subadvisory Agreement”), the Adviser hereby notifies you that Managers AMG Funds is establishing a new series to be named GW&K Intermediate Municipal Bond Fund (the “New Fund”), and that the Adviser desires to employ the Subadvisor to provide investment advisory services with respect to the New Fund pursuant to the terms and conditions of the Subadvisory Agreement. Attached as Appendix A is an addendum to Schedule A to the Subadvisory Agreement setting forth the annual fee the Adviser will pay the Subadvisor pursuant to Section 3 of the Subadvisory Agreement.

Please acknowledge your agreement to provide such investment advisory services to the New Fund by executing this letter agreement in the space provided below and then returning it to the undersigned.

Sincerely,

Managers Investment Group LLC

By:
	Name:	Keitha L. Kinne
	Title:	Chief Operating Officer

ACKNOWLEDGED AND ACCEPTED

Gannett Welsh & Kotler, LLC

By:
Name:
Title:
	Date:	March 23, 2009

Appendix A

ADDENDUM TO

SCHEDULE A

GW&K Intermediate Municipal Bond Fund

The Adviser shall pay to the Subadvisor an annual gross investment Subadvisory fee equal to 0.25% per annum of the average daily net assets of the GW&K Intermediate Municipal Bond Fund for the first $25 million of assets under management, 0.20% for the next $25 million, 0.15% for the next $50 million, and 0.10% on amounts in excess of $100 million. Such fee shall be accrued daily and paid as soon as practical after the last day of each calendar month.